03014990

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 38327

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HUNNICUTT & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HUNNICUTT (212) 752-0200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE	VALLEY STREAM,	NEW YORK	11580
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 WASH. D.C. 165

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 2 1 2003

OATH OR AFFIRMATION

I, WILLIAM HUNNICUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNNICUTT & CO., INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

William Hunnicutt
Signature

PRESIDENT
Title

Gilda Benjamin
Notary Public

GILDA E. BENJAMIN
Commissioner of Deeds
City of New York, No. 3-6866
Certificate filed in New York County
Commission Expires September 21 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNNICUTT & CO., INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

GLASSER & HAIMS, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

(516) 568-2700 - FAX (516) 568-2911

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

To The Stockholder

HUNNICUTT & CO., INC.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Hunnicutt & Co., Inc. (an S Corporation) as a December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunnicutt & Co., Inc. (an S Corporation) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages eight and nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser & Haims

GLASSER & HAIMS, P.C.
February 24, 2003

HUNNICUTT & CO., INC.

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
BALANCE	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS	8
EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER-DEALERS	9

HUNNICUTT & CO., INC.

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents (Note 1c)	$ 25,174	
TOTAL ASSETS		$ 25,174

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses	$ 7,782	
TOTAL LIABILITIES		$ 7,782
Commitments and Contingencies: (Note 4)		
Stockholder's Equity:		
Capital stock, no par value; authorized 200 shares; issued and outstanding 200 shares;	$ 200	
Additional paid-in capital	36,104	
Retained earnings	(18,912)	
TOTAL STOCKHOLDER'S EQUITY		17,392
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 25,174

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES: (Note 1)		
Fee income	$ 3,793,470	
Interest and dividend income	5,300	
(Loss) of sale of securities	(31)	
TOTAL REVENUES		$ 3,798,739
EXPENSES:		
Employee compensation and benefits (Note 3)	$ 2,325,771	
Occupancy (Note 4)	35,442	
Professional fees	34,668	
Travel and entertainment	107,650	
Fees, dues and licenses	1,617	
Communications	8,429	
Other	14,050	
TOTAL EXPENSES		2,527,627
INCOME BEFORE STATE AND LOCAL INCOME TAXES		$ 1,271,112
STATE AND LOCAL INCOME TAXES (Notes 1d and 2)		119,430
NET INCOME		$ 1,151,682

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Issued Common Stock	Additional Paid-In Capital	Retained Earning	Stockholder's Equity
Balance, beginning	$ 200	$ 36,104	$ 55,191	$ 91,495
Net income	-	-	1,151,682	1,151,682
Shareholder distributions	-	-	(1,225,785)	(1,225,785)
Balance, end	$ 200	$ 36,104	$ (18,912)	$ 17,392

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,151,682	
Adjustments to reconcile net income to net cash provided from operating activities:		
Increase (Decrease) in liabilities:		
Accrued expenses	(80,443)	
Income taxes payable	(18,000)	
Net Cash Provided From Operating Activities		$ 1,053,239
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder distributions		(1,225,785)
Net Decrease In Cash and Cash Equivalents		$ (172,546)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		197,720
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 25,174

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

HUNNICUTT & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

a. THE COMPANY

The Company, which was formed in New York State in March 1988, is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company specializes in introducing private placements of private equity funds and hedge funds to U.S. institutions and shares in the fees charged to introduced clients by the fund managers.

b. METHOD OF ACCOUNTING

The Company maintains its books and records on the accrual method of accounting, in accordance with generally accepted accounting principles.

c. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

d. INCOME TAXES

The Company, which maintains books and records on the accrual method of accounting, is subject to state and local income taxes (see note 2).

2. INCOME TAXES

As of January 1, 2000, The Company, with consent of its stockholder, has filed an election to be taxed as an S Corporation under Section 1362 (a) of the Internal Revenue Code and under Section 660 of Article 22 of the New York State Tax Code. Such election permits its income to be taxed to the stockholders rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize S Corporation status.

HUNNICUTT & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

3. PENSION PLAN

The Company maintains a defined benefit plan covering all eligible employees. For the year 2002, the Company's expense has not been determined as of the audit date.

4. COMMITMENTS AND CONTINGENCIES

On July 15, 1999, the Company signed an agreement leasing office space as of September 1, 1999 for a period of forty five months through May 31, 2004. Minimum annual rental payments under the lease are as follows:

September 1, 2002 - August 31, 2003	$ 28,571
September 1, 2003 - May 31, 2004	22,500

5. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital and aggregate indebtedness of $25,174 and $ 7,782 respectively. The net capital ratio was .309 to 1 or 30.9% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $20,174.

6. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 110 East 59th Street, New York, New York 10022 and the New York regional office of the Commission.

HUNNICUTT & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 15C3-1

DECEMBER 31, 2002

NET CAPITAL:		
Stockholder's equity		$ 25,174
Deductions and charges:		
None		-
Net Capital Before Haircuts on Securities		$ 25,174
Haircuts on securities:		
None		-
NET CAPITAL		$ 25,174
AGGREGATE INDEBTEDNESS:		
Accrued expenses	$ 7,782	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Excess net capital		$ 20,174
Excess net capital at 1,000%		$ 24,396
Ratio: Aggregate indebtedness to net capital (.309 to 1)		30.9%

HUNNICUTT & CO., INC.

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15C3-3 (K) (ii)

DECEMBER 31, 2002

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k) (ii) as it carries no margin or other securities accounts, and meets all other requirements of the Rule.